[LOGO] NTE
       LISTED
       NYSE                                                         NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 99 WEST HASTINGS STREET                                         President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7900  FAX: (604) 669-7816                    WEB:  www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.

         Proposes IPO of its Subsidiary, Nam Tai Electronic & Electrical
           Products Limited on Main Board of Hong Kong Stock Exchange

VANCOUVER, CANADA - 15 April 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol QNA; Frankfurt Stock Exchange Symbol 884852) today announced that its subsidiary Nam Tai Electronic & Electrical Products Limited ("NTEEP") has applied for the listing of its shares on the Main Board of The Hong Kong Stock Exchange ("HKSE"). Nam Tai will be offering 200 million existing shares of NTEEP by way of a global offering which comprises a public offering in Hong Kong and an international placing.

NTEEP is a wholly-owned subsidiary of Nam Tai. It is a well-established vertically-integrated manufacturing solutions provider for some of the world's reputable leading brand owners of consumer electronics and communications products. Its largest customers include Sony Ericsson, Texas Instruments, Sony Computer Entertainment, Seiko Instruments, OmniVision, Appeal Telecom and Canon (C.E.B.M.). NTEEP offers customers services ranging from design and development, industrialization and qualification, volume-manufacturing, quality control to supply chain management. NTEEP currently focuses on four segments of the consumer electronics and communications sectors, include,

o    Optical devices such as CMOS image sensor modules;
o Home entertainment devices such as the EyeToy(R) USB camera accessory and USB microphone and converter box for Sony Computer Entertainment's PlayStation(R)2;
o Mobile phone accessories such as BluetoothTM headsets, snap-on digital cameras and snap-on flash lights; and
o    Educational products such as calculators and electronic dictionaries.

NTEEP has achieved excellent results with its gross profit accounting for over 40% of the total gross profit of Nam Tai in the past three years.

Nam Tai will offer for sale 200 million existing shares of NTEEP (subject to the over-allotment option), representing approximately 25% of the issued shares of NTEEP, by way of a global offering, in which (subject to adjustment) 180 million shares are offered by way of international placing, and 20 million shares are offered by way of a public offer in Hong Kong. The offer price per share will be not more than $0.538(HK$4.20) and is expected to be not less than $0.455(HK$3.55). The expected listing day of NTEEP on HKSE is 28 April 2004.


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Mr. Tadao Murakami, Nam Tai's Chairman, said, "I am pleased to see the IPO of
NTEEP, it is our many years' efforts that make it realized. Over the years, we have trained up a group of seasoned second generation management. I am glad to see our first spin off and look forward to seeing other fruitful results under their own management in the near future. I would like to express my special appreciation to Ms. Karene Wong, the Chairman of NTEEP, who helps NTEEP building up and securing couples of well known customers. With her efforts since 1989, NTEEP has built a strong relationship with Texas Instruments, Sony Ericsson and many other top international consumer electronic brands. "

Ms. Wong added, "I am excited that Nam Tai is always confident in me. It is Nam Tai's culture that creates the warmest atmosphere for us to realize the corporate vision. Looking into the future, we seek to diversify our product types and to actively explore opportunities in different electronic sectors such as developing GPS and CMOS image sensor modules for car parking system. It is our objective to devote every effort on creating profit for NTEEP, rewarding our shareholders by favourable returns."

"The IPO of NTEEP represents a new milestone of Nam Tai. In the past, some of the Asian funds are very interested in Nam Tai but not able to invest in Nam Tai's shares because of their fund mandate to only invest in Asian markets. The IPO of NTEEP, a major subsidiary of Nam Tai, gives an opportunity to those funds to invest in a Nam Tai company. Furthermore, with the IPO of NTEEP, the profile of Nam Tai and NTEEP will further be raised in Hong Kong and the Asian region, which helps attracting customers and developing businesses," Mr. Murakami continued.

"So, since the operation of NTEEP is generating a strong cash flow, has a total shareholders' equity of approximately $85 million as at the date of listing and negligible bank borrowings, NTEEP should have sufficient funds for its future business development, no new shares are therefore issued in the IPO of NTEEP. The shareholders of Nam Tai are final beneficiaries as no dilution will occur, and the IPO of NTEEP is also in their best interest by creating business opportunities and also bringing a proceed as extraordinary income ranging from approximately $91 million to $108 million to Nam Tai. The IPO of NTEEP will therefore create a gain for Nam Tai in short term. This significant gain further strengthens our financial position. It enables us to expand our business to support our future growth and to grasp any appropriate investment opportunities to benefit our shareholders in long term, without having to raise fund by way of offering and thus diluting the existing shareholders' interest."

Mr. Murakami concluded, "Whilst NTEEP will become a listed company in HKSE, Nam Tai remains in control of NTEEP and will have a shareholding of 75% in NTEEP after the IPO (assuming that the over-allotment option is not exercised). All in all, we believe the IPO of NTEEP is for the best interest of Nam Tai, its shareholders and employees of NTEEP, and can strengthen Nam Tai's leading position in the consumer electronic market."


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


Listing details at a glance

NTEEP's Iisting on the MAIN Board of The Stock Exchange of Hong Kong Limited

-----------------------------------------------------------------------------------------------------------------------------
o     Global Coordinator, Bookrunner, Lead Manager &         The Hongkong and Shanghai Banking Corporation Limited (HSBC)
      Sponsor
-----------------------------------------------------------------------------------------------------------------------------
o     Global Offering - no. of shares~ (subject to adjustment and the over-allotment option)
  International Placing                                                              180,000,000 shares (90% of total offer)
  Public Offer                                                                        20,000,000 shares (10% of total offer)
-----------------------------------------------------------------------------------------------------------------------------
o     Offer Price                                                                       $0.455(HK$3.55) - $0.538(HK$4.20)
-----------------------------------------------------------------------------------------------------------------------------
o     International Placing Commence                                                             12 April 2004(Hong Kong)
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o     Public Offer Commence                                                                      16 April 2004(Hong Kong)
-----------------------------------------------------------------------------------------------------------------------------
o     Public Offer Deadline                                                                      21 April 2004(Hong Kong)
-----------------------------------------------------------------------------------------------------------------------------
o     Listing Date                                                                               28 April 2004(Hong Kong)
-----------------------------------------------------------------------------------------------------------------------------
o     Stock Code                                                                                                     2633
-----------------------------------------------------------------------------------------------------------------------------


About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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